

02006881

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
MAR 0 1 2002

SEC FILE NUMBER
8- 47174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WIN CAPITAL CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 LUDLAM AVENUE
(No. and Street)

BAYVILLE	NEW YORK	11709
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN BAYERN 516-628-1212
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KOSHERS & COMPANY
(Name — *if individual, state last, first, middle name*)

1094 MERRICK AVENUE	MERRICK	NEW YORK	11566
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-11-02 ke A
3/15/02 SS

OATH OR AFFIRMATION

I, Steven Bayern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Win Capital Corp., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None



Signature

PRESIDENT

Title



Notary Public

JEAN MANCUSO
NOTARY PUBLIC STATE OF NEW YORK
NO. 2510110
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES 7/31/05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
MAR 0 1 2002
MAIL
PROCESSING
WASH.

WIN CAPITAL CORP.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

DECEMBER 31, 2001

KOSHERS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STEPHEN KOSHERS, C.P.A.
MITCHELL H. KOSHERS, C.P.A.

JOSEPH CIPOLLONE, C.P.A.
BRYAN KOSHERS, C.P.A.

AUDITOR'S REPORT


MAIL
PROCESSING
RECEIVED
MAR 0 1 2002
WASH.

To The Shareholders
Win Capital Corp.
26 Ludlam Avenue
Bayville, New York 11709

Dear Gentlemen:

We have audited the accompanying statement of financial condition of Win Capital Corp. as of December 31, 2001 and the related statements of operations, stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statement referred to above present fairly, in all material respects, the financial position of Win Capital Corp. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Koshers & Company

January 29, 2002
Merrick, New York

1094 MERRICK AVENUE • MERRICK, NEW YORK 11566 • (516) 481-1515 • FAX (516) 481-1784

Exhibit A

WIN CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and Cash Equivalents	$ 79,658
Due from Clearing Organization	392,249
Investments (Note A)	690,468
Other Receivables	38,502
Fixed Assets less accumulated depreciation of $183,295	39,064
Security Deposits	10,535
Other Assets	209
TOTAL ASSETS	$ 1,250,685

The Accompanying Notes Are An Integral Part Of This Financial Statement.



MAIL PROCESSING
RECEIVED
MAR 0 1 2002

Exhibit A-1

WIN CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

LIABILITIES & STOCKHOLDERS' EQUITY

LIABILITIES	
Investments - Short At Market	$ 84,320
Due to Brokers	-0-
Accrued Expenses	41,483
Liabilities Subordinated to Claims of General Creditors	196,875
Loans Payable	200,000
Total Liabilities	522,678
STOCKHOLDERS' EQUITY	
Capital Stock	2,255,712
Retained Earnings	(577,330)
Less: Treasury Stocks	(950,375)
Total Stockholders' Equity	728,007
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 1,250,685

The Accompanying Notes Are An Integral Part Of This Financial Statement.

Exhibit B

WIN CAPITAL CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commission Income	$ 442,711
Trading Gains	356,255
Other Income	30,282
Total Revenues	829,248
EXPENSES	
Commission Expense	243,988
Employee Compensation & Benefits	656,689
Brokerage Expenses	379,629
Regulating Fees and Expenses	12,655
Other Operating Expenses	299,521
Total Expenses	1,592,482
NET INCOME/(LOSS) BEFORE PROVISION FOR INCOME TAXES	(763,234)
PROVISION FOR FEDERAL CORPORATE TAXES	28,869
NET INCOME/(LOSS)	$ (734,365)

The Accompanying Notes Are An Integral Part Of This Financial Statement.

Exhibit C

WIN CAPITAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Capital Stock	Retained Earnings	Treasury Stock	Total
Balances - December 31, 2000	$1,251,885	$ 157,035	$(853,250)	$ 555,670
Additions	1,003,827	-0-	-0-	1,003,827
Subtractions	-0-	-0-	(97,125)	(97,125)
Net Income/(Loss)	-0-	(734,365)	-0-	(734,365)
Balances - December 31, 2001	$2,255,712	$ 577,330	$(950,375)	$ 728,007

The Accompanying Notes Are An Integral Part Of This Financial Statement.

Exhibit D

WIN CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Revenue Received From Operations	$1,070,249
Cash Paid for Operating Expenses and Taxes	(2,165,443)
NET CASH PROVIDED BY OPERATING ACTIVITIES	(1,095,194)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of Fixed Assets	(16,942)
Issuance of Common Stock	1,003,827
Purchased Treasury Stock	(97,125)
NET CASH PROVIDED BY INVESTING ACTIVITIES	889,760
NET DECREASE IN CASH	(205,434)
CASH AT BEGINNING OF YEAR	285,092
CASH AT END OF YEAR	$ 79,658

The Accompanying Notes Are An Integral Part Of This Financial Statement.

Exhibit D-1

WIN CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Reconciliation of Net Income to Net Cash Provided By Operating Activities	
NET INCOME/(LOSS)	$ (734,365)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation & Amortization	15,200
CHANGES IN ASSETS AND LIABILITIES	
DECREASE/(INCREASE) IN ASSETS	
Accounts Receivable	241,001
Investments	(337,254)
Other Receivables	75,749
Other Assets	(186)
INCREASE/(DECREASE) IN LIABILITIES	
Accrued Expenses	(157,410)
Due to Broker	(22,989)
Subordinated Liabilities	-0-
Investments - Short	(374,940)
Loans Payable	200,000
Total Adjustments	(360,829)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ (1,095,194)

The Accompanying Notes Are An Integral Part Of This Financial Statement.

Exhibit E

WIN CAPITAL CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

SUBORDINATED LIABILITIES AT JANUARY 1, 2001	$ 196,875
INCREASES/(DECREASES)	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2001	$ 196,875

The Accompanying Notes are an Integral Part of These Financial Statements.

WIN CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A] ORGANIZATION
The Company (a New York Corporation) was incorporated on February 15, 1994. The Company is a registered broker dealer and all transactions are cleared on a fully disclosed basis with other broker dealers.

B] FIXED ASSETS
Fixed Assets are capitalized at cost. Depreciation of fixed assets is computed on the straight line method over the estimated lives of the respective assets.

C] SECURITY TRANSACTION
Marketable securities are stated at market value.

D] STATEMENT OF CASH FLOW
Cash equivalents consist of money market fund balances.

NOTE 2 -EXEMPTION FROM RULE 15C-3

For Securities and Exchange Commission reporting purposes, computations for the determination of the reserve requirements and information relating to the possession of control requirements under Rule 15C3-3 are not included since the Company carries no customers' accounts.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission uniform net capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $783,904 which was $683,904 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 30.80% as of December 31, 2001.

KOSHERS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STEPHEN KOSHERS, C.P.A.
MITCHELL H. KOSHERS, C.P.A.

JOSEPH CIPOLLONE, C.P.A.
BRYAN KOSHERS, C.P.A.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
Win Capital Corp.
Bayville, New York

We have audited the financial statement of Win Capital Corp. for the year ended December 31,2001 and have issued our report thereon dated January 29, 2002. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Koshers & Company

January 29, 2002
Merrick, New York

1094 MERRICK AVENUE • MERRICK, NEW YORK 11566 • (516) 481-1515 • FAX (516) 481-1784

Schedule 1

WIN CAPITAL CORP.
STATEMENT OF NET CAPITAL
DECEMBER 31, 2001

NET CAPITAL		
Total Stockholders' Equity		$ 728,007
Add: Allowable Subordinated Liabilities		196,875
		924,882
DEDUCTIONS AND/OR CHARGES:		
Furniture and Equipment - Net	$ 39,064	
Other Non Allowable Assets	49,246	
		88,310
Net Capital Before Haircuts on Securities Positions		836,572
Haircuts on Securities:		
Securities Owned		45,147
Undue Concentration		7,521
Other Deductions		-0-
		52,668
NET CAPITAL		$ 783,904
AGGREGATE INDEBTEDNESS:		$ 241,483
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	30.80%	
MINIMUM NET CAPITAL REQUIRED		100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIRED		$ 683,904

NOTE: There were no material differences between the computation of net capital calculated above and the Company's computation included in Part IIA of form X 17a-5 as of December 31, 2001.

See Auditor's Report on Supplementary Information.

KOSHERS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STEPHEN KOSHERS, C.P.A.
MITCHELL H. KOSHERS, C.P.A.

JOSEPH CIPOLLONE, C.P.A.
BRYAN KOSHERS, C.P.A.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors and Stockholders
Win Capital Corp.
Bayville, New York

In planning and performing our audit of the financial statements and supplemental schedules of Win Capital Corp. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whatever those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Koshers & Company

January 29, 2002
Merrick, New York